SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                                  Epigen, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   294259 10 G
                                 (CUSIP Number)

       Colin K. Harley, Harley & Deickler, P.O. Box 264 Woodbury, CT 06798
                                  203-263-2469
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                               (Page 1 of 2 Pages)


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CUSIP NO. 294259 10 G                13D                       Page 2 of 2 Pages


 1. NAMES OF REPORTING PERSONS             -                 W. James Tozer, Jr.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS*  - PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES

NUMBER OF                           7. SOLE VOTING POWER  -  1,000,552
SHARES
BENEFICIALLY                        8. SHARED VOTING POWER  -  0
OWNED BY
EACH                                9. SOLE DISPOSITIVE POWER  -  1,000,552
REPORTING
PERSON WITH                        10. SHARED DISPOSITIVE POWER  -  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  - 1,000,552

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 19.67%

14. TYPE OF REPORTING PERSON*  -  IN

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 7/7/99
                                         ----------------------
                                                 (Date)

                                         /s/W. James Toxer, Jr.
                                         ----------------------
                                               (Signature)

                                         ----------------------
                                           W. James Tozer, Jr.